

December 30, 2020

Gerald W. Evans, Jr.
Chief Executive Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

> **Re: Hanesbrands Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 11, 2020**
> **File No. 001-32891**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed March 16, 2020), page 49

1. We note that "[t]he Compensation Committee determined to measure the achievement of the 2020 performance metrics [by excluding] from the measurement of EPS-XA for 2020 the effects of any share repurchases in excess of $200 million during the 2020 fiscal year." We also note that for the quarter ended March 28, 2020, the company repurchased approximately 14.5 million shares, valued at approximately $200 million. In future filings, please disclose the Compensation Committee's reasoning for the $200 million threshold and disclose the impact that excluding your 2020 share repurchases will have on your performance measure of EPS-XA.

Part IV. Item 15. Exhibits and Financial Statement Schedules, page 44

2.   We note that your Amended and Restated Bylaws include an exclusive forum selection provision. We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland (or, if such court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please provide appropriate risk factor disclosure, including that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

3.   In future annual report filings, please include a description of your securities pursuant to Item 601(b)(4) of Regulation S-K. Such exhibit should include a description of your exclusive forum provision.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Joia Johnson, Esq.